

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

John R. Loftus
Chief Executive Officer
DGSE Companies, Inc.
13022 Preston Road
Dallas, Texas 75240

> **Re: DGSE Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **File No. 1-11048**

Dear Mr. Loftus:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

To the extent comments on Form 10-K filed April 14, 2017 apply to your registration statement on Form S-3 filed October 6, 2017, please revise your Form S-3 accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all issues concerning your Form 10-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-6

1. Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40.

Note 8 – Stock Options and Restricted Stock Units, page F-14

2. Please disclose the total compensation cost related to nonvested awards not yet
    recognized and the weighted-average period over which it is expected to be recognized as
    of the latest balance sheet date. Refer to ASC 718-10-50-2i.

Note 9 – Litigation, page F-16

3. Reference is made to the last paragraph on page F-17. In regard to this matter, please tell
    us when you recorded liabilities and the amounts recorded. Please explain why the
    amounts recorded and timing were appropriate. Refer to ASC 450.

Signatures

4. The report must also be signed on behalf of the registrant by its controller or principal
    accounting officer. Any person who occupies more than one of the specified positions
    shall indicate each capacity in which he or she signs the report. Refer to General
    Instruction D of Form 10-K. Please revise to indicate which individual signing the report
    is your controller or principal accounting officer.

Exhibits

5. We note that your annual report is incorporated by reference in Form S-8 filed May 29,
    2007 and Amendment No. 1 to Form S-3 filed June 29, 2007. As such, please amend to
    provide the consent of your independent registered public accounting firm or tell us why
    consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Bret A. Pedersen
        Chief Financial Officer